FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated April 29, 2010

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

.

(current denomination of Perdigão S.A.)
A Publicly Authorized Capital Company
CNPJ 01.838.723/0001-27

ANNOUNCEMENT TO THE MARKET

BRF - BRASIL FOODS S.A., (“Company”) (the current denomination of Perdigão S.A.) announces that, on April 29 2010, signed a services agreement with Cooperativa Coopercampos of Santa Catarina, which includes the engagement of future industrial capacity of the plant currently under construction in the municipality of Campos Novos for the slaughter of hogs. The unit is to be equipped for selling its production to the principal world markets.

Through the partnership with Cooperativa Coopercampos, Brasil Foods aims to optimize its industrial processes in order to achieve gains in efficiency and competitive advantages in pork meat production. The plant will have a slaughtering capacity of seven thousand head/day and enable the Company to meet the needs of the overseas market, which is becoming increasingly demanding.

In addition to hiring industrial capacity for hog slaughtering and for supplying technical advisory services in the monitoring of construction work and training the labor force specifically to operate the plant, the agreement provides for eventual support to Coopercampos in the form of anticipating contractual payments for services rendered in order to ensure work on expanding the unit is concluded. In this case, Brasil Foods will receive tangible guarantees in the form of a pledge on fixed assets.

The cooperative estimates the total investment in the project at R$ 145 million.

São Paulo, April 29 2010.

Leopoldo Viriato Saboya

Chief Financial and Investor Relations Officer BRF - Brasil Foods S.A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   April 29, 2010

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director